SECURI 05035680 ISSION

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SEC FILE NUMBER
8- 34325

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 2 2 2005 WASH. D.C. 202 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
The Riderwood Group Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1107 Kenilworth Drive, Suite 206
(No. and Street)

Towson	Maryland	21204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis Hogle 410-825-5445
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name)*

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

© 2001 ProFormWare/NCS 800-800-3204

OATH OR AFFIRMATION

I, Francis Hogle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Riderwood Group Incorporated, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Minimum assessment in effect.

© 2001 ProFormWare/NCS 800-800-3204

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and
Board of Directors
The Riderwood Group Incorporated
And Subsidiaries

We have audited the accompanying consolidated statements of financial condition of The Riderwood Group Incorporated and Subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Riderwood Group Incorporated and Subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
January 12, 2005

Sanville & Company
Certified Public Accountants

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES

Consolidated Statements of Financial Condition

December 31, 2004 and 2003

	2004	2003
ASSETS		
Cash and cash equivalents (Note 2)	$ 173,588	$ 300,589
Deposit with clearing broker	50,000	50,000
Receivable from clearing broker	1,986	8,685
Advisory fees and other receivables, net	911	3,226
Prepaid fees (Note 2)	-	35,000
Prepaid expenses	11,236	13,813
Investment in unconsolidated subsidiary (Note 10)	23,813	-
Securities owned, fair value (Note 2)	3,060	2,835
Furniture, equipment and leasehold improvements, net (Notes 2 and 7)	-	1,407
Assets of discontinued operations of subsidiary (Note 11)	-	14,706
Total Assets	$ 264,594	$ 430,261
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses	$ 53,329	$ 47,540
Income taxes payable (Note 9)	-	45
Liabilities of discontinued operations of subsidiary (Note 11)	-	12,085
Total Liabilities	53,329	59,670
Commitments and Contingent Liabilities (Note 8)		
Stockholders' Equity	211,265	370,591
Total Liabilities and Stockholders' Equity	$ 264,594	$ 430,261

The accompanying notes are an integral part of these financial statements.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES

Consolidated Statements of Income

For the Years Ended December 31, 2004 and 2003

	2004	2003
REVENUE		
Commissions and fees	$ 485,146	$ 606,508
Interest and dividends	39,337	50,884
Realized and unrealized loss on security	(240)	-
Other	2,663	4,023
Total revenue	526,906	661,415
EXPENSES		
Employee compensation and benefits	350,995	367,609
Commissions and floor brokerage	39,855	46,065
Communications	56,809	66,115
Depreciation	804	14,320
Occupancy and equipment rental	35,767	31,569
Professional fees	87,536	22,593
Loss from spin-off of subsidiary (Note 10)	23,198	-
Other operating expenses	42,808	86,989
Total expenses	637,772	635,260
Income (loss) before income taxes	(110,866)	26,155
Income taxes (Note 9)	-	45
Income (loss) from continuing operations	(110,866)	26,110
Loss from operations of discontinued subsidiary (Note 11)	(579)	(9,106)
Provision for income tax benefit (Note 11)	-	685
Net income (loss)	$ (111,445)	$ 17,689

The accompanying notes are an integral part of these financial statements.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES

Consolidated Statement of Stockholders' Equity

For the Years Ended December 31, 2004 and 2003

	Preferred Stock (1)	Common Stock (2)	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Stockholders' equity, January 1, 2003	$ 560,000	$ 9,110	$ 27,451	$ (243,194)	$ 353,367
Unrealized gain/(loss) on securities held for resale	-	-	-	(465)	(465)
Net income for the year ended December 31, 2003	-	-	-	17,689	17,689
Stockholders' equity, December 31, 2003	560,000	9,110	27,451	(225,970)	370,591
Preferred stock exchanged for subsidiary stock	(95,500)	-	47,260	-	(48,240)
Spinoff of subsidiary to shareholders	-	-	(100)	459	359
Conversion of preferred stock to common stock	(464,500)	(4,388)	468,888	-	-
Net loss for the year ended December 31, 2004	-	-	-	(111,445)	(111,445)
Stockholders' equity, December 31, 2004	$ -	$ 4,722	$ 543,499	$ (336,956)	$ 211,265

(1) $11 per share noncumulative dividend, nonvoting, redeemable at $100 per share on January 1, 2009, or earlier at the Company's option: 10,000 shares authorized, 5,600 shares issued and outstanding. No par value: redemption is subject to NASD approval. Payment of dividends is subject to the Company attaining a certain level of equity and other financial conditions set forth by the stockholders. As of December 31, 2003 these conditions have not been achieved. At December 31, 2004 all preferred stock of the Company was redeemed.

(2) No par value. 20,000 shares authorized, 7,810 issued and outstanding at December 31, 2003, 4,722 issued and outstanding at December 31, 2004.

The accompanying notes are an integral part of these financial statements.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES
Consolidated Statement of Changes in Subordinated Borrowings
For the Years Ended December 31, 2004 and 2003

Subordinated borrowings at January 1, 2003	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2003	-
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2004	$ -

Note: This computation is done for the parent company only (The Riderwood Group Incorporated). The NASD has approved the exclusion of the subsidiaries for this computation.

The accompanying notes are an integral part of these financial statements.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Continuing operations:		
Net income (loss)	$ (110,866)	$ 26,110
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	804	9,370
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Receivable from clearing broker	6,699	1,687
Prepaid expenses	2,577	665
Prepaid fees	35,000	(35,000)
Advisory fees and other receivables	2,315	590
Securities owned, at value	(225)	465
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	5,789	(8,173)
Income taxes payable	(45)	9
Net cash used in continuing operations	(57,952)	(4,277)
Discontinued operations:		
Loss on discontinued operations before income tax benefit	(579)	(9,106)
Income tax benefit	-	685
Adjustments to reconcile net income to net cash provided by discontinued operations:		
Depreciation and amortization	-	4,948
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Assets of discontinued operations of subsidiary	14,706	16,332
Increase (decrease) in liabilities:		
Liabilities of discontinued operations of subsidiary	(12,085)	(4,976)
Net cash provided by discontinued operations	2,042	7,883

The accompanying notes are an integral part of these financial statements.

THE RIDERWOOD GROUP INCORPOATED AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from investing activities:		
Property and equipment acquisitions	-	(8,565)
Net cash relinquished from spinoff of subsidiary	(71,091)	-
Unrealized gain on securities owned	-	(465)
Net cash used in investing activities	(71,091)	(9,030)
Net decrease in cash and cash equivalents	(127,001)	(5,424)
Cash and cash equivalents at beginning of year	300,589	306,013
Cash and cash equivalents at end of year	$ 173,588	$ 300,589
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$ 45	$ 840
Interest	$ -	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

The Riderwood Group Incorporated (the Company) was incorporated under the laws of the state of Maryland effective May 13, 1985. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is also a member of the National Association of Securities Dealers, Inc. (NASD). One of the Company's two subsidiaries BASE Management Company (BASE) is a registered investment advisor with the SEC. At December 31, 2004 BASE was spun-off to shareholders of the company (see Note 10). The other subsidiary, Inner Harbor Asset Management (Inner Harbor) is inactive (see Note 11).

The Company and its subsidiaries, like other securities firms, are directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity. The Company's office is located in Towson, Maryland.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation -The consolidated financial statements include the accounts of the Company and its two wholly-owned subsidiaries, BASE and Inner Harbor. All material intercompany balances and transactions have been eliminated in consolidation. BASE was spun-off to shareholders of the company on December 31, 2004. Prior to that date the results of BASE were included in the consolidated financial statements. Inner Harbor's operations were discontinued October 31, 2003.

Cash and Cash Equivalents -The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Allowance For Bad Debts – The allowance for doubtful accounts is based on management's evaluation of outstanding accounts receivable at year-end. The accounts receivable balance is net of an allowance of $0 and $1,224 at December 31, 2004 and 2003, respectively. Bad debt expense (recovery) for the years ended December 31, 2004 and 2003 was $0 and $1,224, respectively.

Prepaid fees – The Company hired a search firm to find a President, for which it paid a fee of $35,000 in advance at December 31, 2003. As of December 31, 2004 a successful candidate has been hired and the fee was charged to expenses for the year ended December 31, 2004.

Property and Equipment - Property is recorded at cost. Depreciation and amortization are generally computed using straight-line and accelerated methods over their estimated useful lives.

Revenue – Securities transactions (and related revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes – The Company's method of accounting for income taxes conforms to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109") (Note 9). This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Fair Value of Securities – The market value of securities owned is determined by the Company using quoted market prices, dealer quotes and prices obtained from independent third parties.

3. DEPOSIT WITH CLEARING BROKER

The Company maintains a clearing agreement with National Financial Services Corporation (NFSC). Under the agreement the Company maintains a clearing deposit of $50,000.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of Paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through NFSC.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is also subject to the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), which requires the Company to maintain net capital, as defined, equal to that calculated under SEC Rule 15c3-1. At December 31, 2004, the Company had net capital, as defined, of $171,677 that was $71,677 in excess of its required net capital requirement of $100,000. The Company's net capital ratio (aggregate indebtedness to net capital) was .31 to 1 at December 31, 2004. At December 31, 2003, the Company had net capital, as defined, of $209,650 that was $109,650 in excess of its required net capital requirement of $100,000. The Company's net capital ratio was .07 to 1 at December 31, 2003.

5. NET CAPITAL REQUIREMENTS (Continued)

The Company, with the approval of the NASD, is permitted to calculate its net capital under SEC Rule 15c3-1 on an unconsolidated basis.

6. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2004	2003
Computer equipment	$ 17,208	$ 38,153
Furniture and equipment	34,533	40,614
Leasehold improvements	16,627	16,627
	68,368	95,394
Less: Accumulated depreciation	68,368	93,987
	$ 0	$ 1,407

For the years ended December 31, 2004 and 2003 depreciation expense totaled $804 and $14,320 respectively.

7. LEASEHOLD COMMITMENTS

In October 1994, the Company entered into a 5-year lease for office space. The lease was renewed on October 1, 1999, for an additional 5-year period, with a right to cancel after 3 years with appropriate notice to the lessor. The Company has extended the lease with the lessor for an additional one year term expiring September 30, 2005. Rent expense was $26,475 and $25,556 for the years ended December 31, 2004 and 2003, respectively.

9. INCOME TAXES

For federal income tax purposes, the Company has available unused operating loss carryforwards of $182,073 that may be applied against future taxable income. These losses have been reduced by the net operating loss generated by BASE that the consolidated group could not absorb. The $7,931 net operating loss will follow BASE after its spin-off (see Note 10). These losses expire as follows:

Operating Loss Carryforward	Expiration Date
$ 38,987	2005
18,259	2007
21,313	2008
103,514	2019

Under SFAS No. 109, an entity would generally record a deferred tax asset for the future tax benefits of net operating loss carryforwards, assuming that the generation of future net income would be offset by the loss of carryforwards. Using a combined income tax rate of 22%, the deferred tax asset at December 31, 2004 and 2003, would be $40,056 and $17,283, respectively. Since the Company's future profitability and the related application of the net operating losses cannot be projected with any degree of certainty at this time, a valuation allowance has been established for the entire potential future tax benefits.

The Company files a consolidated federal income tax return that reports the activity of the Company and its subsidiaries. The Company and its subsidiaries file separate state tax returns. Income tax expense of $0 and $45 for 2004 and 2003, respectively, resulted from income generated by the subsidiaries that do not have net operating loss carryforwards available for state purposes.

10. COMMON STOCK REVERSE SPLIT AND SPIN – OFF OF BASE MANAGEMENT COMPANY AND CONVERSION OF PREFERRED STOCK TO COMMON STOCK

On December 31, 2004 the common stock of the Company was reverse split. One share was issued for every one hundred shares outstanding. Fractional shares were paid in cash.

Also on December 31, 2004 a shareholder owning 955 shares of the Company's preferred stock exchanged the preferred stock for 51% of the outstanding common stock of BASE. Additionally, the Company distributed another 24% of the outstanding shares of BASE to the remaining preferred shareholders in proportion to their ownership of the preferred stock outstanding. Lastly, the remaining preferred shareholders exchanged their preferred shares for common shares of the Company.

11. DISCONTINUED OPERATIONS

On October 31, 2003 Inner Harbor was classified as a discontinued operation. Revenue generating operations ceased prior to December 31, 2003 and the investment advisor registration was permitted to lapse. The remaining operations consisting of administrative matters were closed by the end of the first quarter of 2004. The loss from discontinued operations represents expenses incurred by the Company to close down the operations. The tax benefit of $685 is a result of the loss carryback, due to the discontinued operations, for state income tax purposes. There are no assets or liabilities remaining in Inner Harbor at December 31, 2004. Inner Harbor is an inactive subsidiary.

12. STOCKHOLDER DISPUTE AND LITIGATION

On December 1, 2003 a shareholder owning 2,500 shares of preferred stock demanded his preferred stock be redeemed at its $100 per share par value. On January 28, 2004 the dissident shareholder filed a lawsuit demanding the repurchase at par. The lawsuit was settled on December 10, 2004. Two existing shareholders purchased the common and preferred stocks owned by the dissident shareholder.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES
Consolidating Statement of Financial Condition
December 31, 2004

	The Riderwood Group Incorporated	Inner Harbor Asset Management, Inc.	Subtotal	Eliminations	Total
ASSETS					
Cash and cash equivalents	$ 173,588	$ -	$ 173,588	$ -	$ 173,588
Deposit with clearing broker	50,000	-	50,000	-	50,000
Receivable from clearing broker	1,986	-	1,986	-	1,986
Advisory fees and other receivables	150	-	150	-	150
Prepaid expenses	11,236	-	11,236	-	11,236
Securities owned, at value	3,060	-	3,060	-	3,060
Furniture, equipment and leasehold improvements, net	-	-	-	-	-
Investment in unconsolidated subsidiary	23,813	-	23,813	-	23,813
Investment in subsidiaries	100	-	100	(100)	-
Due from unconsolidated subidiary	761	100	861	(100)	761
Total Assets	$ 264,694	$ 100	$ 264,794	$ (200)	$ 264,594
LIABILITIES AND STOCKHOLDERS' EQUITY					
Accounts payable and accrued expenses	$ 53,329	$ -	$ 53,329	$ -	$ 53,329
Income taxes payable	-	-	-	-	-
Intercompany payable	100	-	100	(100)	-
Total Liabilities	53,429	-	53,429	(100)	53,329
Commitments and Contingent Liabilites					
Stockholders' Equity	211,265	100	211,365	(100)	211,265
Total Liabilities and Stockholders' Equity	$ 264,694	$ (100)	$ 264,794	$ (200)	$ 264,594

See Independent Auditor's Report on Consolidated Financial Statements.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES

Consolidating Statement of Income

For the Year Ended December 31, 2004

	The Riderwood Group Incorporated	Inner Harbor Asset Management, Inc	BASE Management Company	Subtotal	Eliminations	Total
REVENUE						
Commission and fees	$ 190,008	$ -	$ 295,138	$ 485,146	$ -	$ 485,146
Interest and dividends	38,362	-	975	39,337	-	39,337
Realized and unrealized gain/(loss) on security	1,209	-	(1,449)	(240)	-	(240)
Other	42,563	-	-	42,563	(39,900)	2,663
Total revenue	272,142	-	294,664	566,806	(39,900)	526,906
EXPENSES						
Employee compensation and benefits	151,682	-	199,313	350,995	-	350,995
Commissions and floor brokerage	39,855	-	-	39,855	-	39,855
Communications	25,939	-	30,870	56,809	-	56,809
Depreciation	0	-	804	804	-	804
Occupancy and equipment rental	27,957	-	7,810	35,767	-	35,767
Professional fees	78,996	-	8,540	87,536	-	87,536
Loss from spin-off on subsidiary	23,198	-	-	23,198	-	23,198
Other operating expenses	27,450	-	55,258	82,708	(39,900)	42,808
Interest	-	-	-	-	-	-
Total expenses	375,077	-	302,595	677,672	(39,900)	637,772
Loss from continuing operations	(102,935)	-	(7,931)	(110,866)	-	(110,866)
Loss from operations of discontinued subsidiary	-	(579)	-	(579)	-	(579)
Net loss	$ (102,935)	$ (579)	$ (7,931)	$ (111,445)	$ -	$ (111,445)

See Independent Auditor's Report on Consolidated Financial Statements.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES
Consolidating Statement of Financial Condition
December 31, 2003

	The Riderwood Group Incorporated	Inner Harbor Asset Management, Inc.	BASE Management Company	Subtotal	Eliminations	Total
ASSETS						
Cash and cash equivalents	$ 169,449	$ 10,639	$ 131,140	$ 311,228	$ (10,639)	$ 300,589
Deposit with clearing broker	50,000	-	-	50,000	-	50,000
Receivable from clearing broker	8,685	-	-	8,685	-	8,685
Advisory fees and other receivables	241	4,067	2,985	7,293	(4,067)	3,226
Prepaid expenses	13,038	-	775	13,813	-	13,813
Prepaid fees	35,000	-	-	35,000		35,000
Securities owned, at value	-	-	2,835	2,835	-	2,835
Furniture, equipment and leasehold improvements, net	-	-	1,407	1,407	- -	1,407
Assets of discontinued operations of subsidiary	-	-			14,706	14,706
Investment in subsidiaries	200	-	-	200	(200)	-
Intercompany receivable	6,288	-	-	6,288	(6,288)	-
Total Assets	$ 282,901	$ 14,706	$ 139,142	$ 436,749	$ (6,488)	$ 430,261
LIABILITIES AND STOCKHOLDERS' EQUITY						
Accounts payable and accrued expenses	$ 15,613	$ 12,086	$ 31,927	$ 59,626	$ (12,086)	$ 47,540
Income taxes payable	-	-	45	45	-	45
Liabilities of discontinued operations of subsidiary	-	-	-	-	12,086	12,086
Intercompany payable	-	1,835	4,453	6,288	(6,288)	-
Total Liabilities	15,613	13,921	36,425	65,959	(6,288)	59,671
Commitments and Contingent Liabilities						
Stockholders' Equity	267,288	785	102,717	370,790	(200)	370,590
Total Liabilities and Stockholders' Equity	$ 282,901	$ 14,706	$ 139,142	$ 436,749	$ (6,488)	$ 430,261

See Independent Auditor's Report on Consolidated Financial Statements.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES
Consolidating Statement of Income
For the Year Ended December 31, 2003

	The Riderwood Group Incorporated	Inner Harbor Asset Management, Inc.	BASE Management Company	Subtotal	Eliminations	Total
REVENUE						
Commission and fees	$ 270,201	$ 123,152	$ 213,155	$ 606,508	$ -	$ 606,508
Interest and dividends	50,220	2	662	50,884	-	50,884
Other	32,313	1,558	51	33,922	(29,899)	4,023
Total revenue	352,734	124,712	213,868	691,314	(29,899)	661,415
EXPENSES						
Employee compensation and benefits	153,703	82,845	131,061	367,609	-	367,609
Commissions and floor brokerage	46,065	-	-	46,065	-	46,065
Communications	35,505	1,078	29,532	66,115	-	66,115
Depreciation	-	4,950	9,370	14,320	-	14,320
Occupancy and equipment rental	14,641	10,791	6,137	31,569	-	31,569
Professional fees	7,605	6,980	8,008	22,593	-	22,593
Other operating expenses	68,061	19,267	29,560	116,888	(29,899)	86,989
Interest	-	-	-	-	-	-
Total expenses	325,580	125,911	213,668	665,159	(29,899)	635,260
Income before income taxes	27,154	(1,199)	200	26,155	-	26,155
Income taxes	-	-	45	45	-	45
Income from continuing operations	27,154	(1,199)	155	26,110	-	26,110
Loss from operations of discontinued subsidiary	-	(9,106)	-	(9,106)	-	(9,106)
Provision for income tax benefit	-	685	-	685	-	685
Net income	$ 27,154	$ (9,620)	$ 155	$ 26,110	$ -	$ 17,689

See Independent Auditor's Report on Consolidated Financial Statements.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES
Computation of Net Capital Under Rule 15c3-1
Of The Securities and Exchange Commission
For the Riderwood Group Incorporated (Parent Only)
December 31, 2004

COMPUTATION OF NET CAPITAL		
Total stockholders' equity - unconsolidated	$	211,265
Deduct: Stockholders' equity not allowable for Net Capital		(100)
Total stockholders' equity qualified for Net Capital		211,165
Add: Subordinated indebtedness allowable in computation of Net Capital		-
Total capital and allowable subordinated liabilities		211,165
Total deductions and/or charges:		
Nonallowable assets:		
Non-customer receivable		(811)
Investment in unconsolidated subsidiary		(23,813)
Prepaid expenses		(11,236)
		(35,860)
Net Capital before haircuts on securities positions		175,305
Other:		
Other securities		(459)
Money Market Account		(3,169)
Net Capital	$	171,677
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness items included in consolidated statement of financial condition:		
Accounts payable and accrued expenses	$	53,329
Percentage of aggregate indebtedness to net capital		31.06%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0.00%

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES
Computation of Net Capital Under Rule 15c3-1
Of The Securities and Exchange Commission
For the Riderwood Group Incorporated (Parent Only)
December 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $53,329)	$	3,555
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	100,000
Net Capital requirement	$	100,000
Excess Net Capital	$	71,677
Excess Net Capital at 1000%	$	166,344

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited Part IIA filing and the Annual Audit Repot.

Note: This computation is done for the parent company only (The Riderwood Group Incorporated). The NASD has approved the exclusion of the subsidiaries for this computation.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES
Computation For Determination of the Reserve Requirements Under Rule 15c3-3 Of the Securities and Exchange Commission For the Riderwood Group Incorporated (Parent Only)
December 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
The Riderwood Group Incorporated
and Subsidiaries

In planning and performing our audit of the consolidated financial statements and supplemental schedules of The Riderwood Group Incorporated and Subsidiaries ("the Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
January 12, 2005

Sanville & Company
Certified Public Accountants